FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement, Consolidated Financial Results for the year ended March 31, 2006, which was filed with the Tokyo Stock Exchange on May 17, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 17, 2006	By:	/s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

Consolidated Financial Results

for the Year Ended March 31, 2006

(Prepared in Accordance with U.S. GAAP)

May 17, 2006

KONAMI CORPORATION

Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5220-0163)
Date of Board Meeting to approve the financial results:	May 17, 2006
Adoption of U.S. GAAP:	Yes

1. Consolidated Results for the Year Ended March 31, 2006

(Amounts are rounded to the nearest millions)

(1) Consolidated Results of Operations

(Millions of Yen, except per share data)
	Net revenues	Operating income (loss)	Income (loss) before income taxes	Net income (loss)
Year ended March 31, 2006 % change from previous year	262,137 0.6%	2,481 (91.2)%	8,438 (69.2)%	23,008 119.4%
Year ended March 31, 2005 % change from previous year	260,691 (4.7)%	28,136 (30.9)%	27,442 (31.6)%	10,486 (47.8)%

	Basic net income (loss) per share	Diluted net income (loss) per share	Return on shareholders’ equity	Ratio of income (loss) before income taxes to total assets	Ratio of income (loss) before income taxes to net revenues
Year ended March 31, 2006	175.86	175.80	17.1%	2.8%	3.2%
Year ended March 31, 2005	87.41	87.41	10.1%	9.2%	10.5%

Notes:

1.	Equity in net income (loss) of affiliated companies
	Year ended March 31, 2006:	¥33 millions
	Year ended March 31, 2005:	¥(6,293) millions
2.	Weighted-average common shares outstanding
	Year ended March 31, 2006:	130,835,422 shares
	Year ended March 31, 2005:	119,970,052 shares
3.	Change in accounting policies: None
4.	Income (loss) before income taxes represents “Income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies” as stated in the accompanying consolidated statements of operations.

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total shareholders’ equity	Equity-assets ratio	Shareholders’ equity per share
March 31, 2006	302,637	163,815	54.1%	1,194.41
March 31, 2005	304,321	105,857	34.8%	885.97

Note:

Number of shares outstanding

March 31, 2006:            137,152,347 Shares

March 31, 2005:            119,481,411 Shares

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of year
	Operating activities	Investing activities	Financing activities
Year ended March 31, 2006	23,879	(7,266)	(38,330)	68,694
Year ended March 31, 2005	27,760	(14,343)	(11,670)	89,583

(4) Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

Number of consolidated subsidiaries:	23
Number of affiliated companies accounted for by the equity method:	1

(5) Changes in Reporting Entities

Number of consolidated subsidiaries added:	6
Number of consolidated subsidiaries removed:	10
Number of affiliated companies accounted for by the equity method added:	1
Number of affiliated companies accounted for by the equity method removed:	2

2. Earnings Forecast for the Year Ending March 31, 2007

	(Millions of Yen)
	Net revenues	Operating income	Income before income taxes	Net income
Year ending March 31, 2007	275,000	29,000	28,500	16,000

Note:

Forecast for the net income per share for the year ending March 31, 2007 is ¥ 116.66

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health & fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

Please refer to page 12 of the attached material for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the entertainment and health industry providing customers with “High Quality Life” and is comprised of KONAMI CORPORATION (the “Company”), its 23 consolidated subsidiaries and one equity-method affiliate. Each of the Company, its subsidiaries and affiliated companies is categorized into business segments based on its operations as stated below. This categorization into four business segments is based on the same criteria explained below under “8. Segment Information (Unaudited)”. The Gaming Business Segment was renamed the Gaming & System Business Segment on October 1, 2005, as mentioned note 4 below.

Business Segments	Major Companies
Digital Entertainment			Konami Digital Entertainment Co., Ltd. (*12)
(Note 3)	Domestic (	*2)	HUDSON SOFT CO., LTD. (*3)
Konami Logistics & Service, Inc. (*6)
Internet Revolution Inc. (*8)

Konami Digital Entertainment, Inc.(*7,10)
Konami Digital Entertainment GmbH (*10)
	Overseas		Konami Software Shanghai, Inc.
Konami Digital Entertainment B.V. (*10)
Konami Digital Entertainment Limited. (*10)
Hudson Entertainment, Inc.(*3)

Health & Fitness			Konami Sports & Life Co., Ltd (*9)
	Domestic		Konami Digital Entertainment Co., Ltd. (*12)
Konami Logistics & Service, Inc. (*6)
Resort Solution Co., Ltd. (*11)., Two other companies

Gaming & System	Overseas		Konami Gaming, Inc.
(Note 4)			Konami Australia Pty Ltd., One other company

Other			Konami Logistics & Service, Inc. (*6)
	Domestic		KPE, Inc. , Konami Real Estate, Inc.
Konami School, Inc., Two other companies

	Overseas		Konami Corporation of America
Konami Digital Entertainment B.V., One other company

Notes:

1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.
2.	Primary changes in major companies for the year ended March 31, 2006 are as follows.
*1.	The Company merged with Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., Konami Computer Entertainment Japan, Inc., Konami Online, Inc. and Konami Media Entertainment, Inc. on April 1, 2005.
*2.	The Company sold its entire shares of and dissolved its equity relationship with TAKARA Co., LTD, previously an equity-method affiliate, on April 25, 2005.
*3.	As a result of the Company’s acceptance of a third party allotment of additional shares on April 27, 2005, HUDSON SOFT CO., LTD, previously an equity-method affiliate, became a 53.99% owned consolidated subsidiary of the Company. Hudson Entertainment, Inc., a subsidiary of HUDSON SOFT CO., LTD, became a consolidated subsidiary of the Company.
*4.	The Company merged with Konami Traumer, Inc. on June 1, 2005.
*5.	The Company merged with Konami Marketing Japan, Inc. on October 1, 2005.
*6.	The Company established a new company, Konami Logistics & Service, Inc, on October 1, 2005.
*7.	Konami Digital Entertainment, Inc. merged with Konami Marketing, Inc. on October 1, 2005.
*8.	The Company and Internet Initiative Japan Inc. established a joint venture company, Internet Revolution Inc. on February 1, 2006.
*9.	Konami Sports Life Corporation and Konami Sports Corporation merged on February 28, 2006, with Konami Sports Corporation as the surviving company. Upon completion of the merger, the Company and Konami Sports Corporation executed a share exchange on March 1, 2006, which made the Company the sole parent company and Konami Sports Corporation the wholly owned subsidiary. Also, Konami Sports Corporation was renamed Konami Sports & Life Co., Ltd.
*10.	On March 2, 2006, Konami Marketing (Asia) Limited was renamed Konami Digital Entertainment Limited, on March 22, 2006, Konami of Europe GmbH was renamed Konami Digital Entertainment GmbH, and on March 23, 2006, Konami Corporation of Europe B.V. was renamed Konami Digital Entertainment B.V..
*11.	On March 10, 2006, the Company acquired 20.0% of the outstanding shares of Resort Solution Co., Ltd., which became an equity method affiliate.
*12.	The company established a new wholly owned subsidiary, Konami Digital Entertainment Co., Ltd., on March 31, 2006, by executing a company separation, to succeed to the Company’s digital entertainment business and shift to a holding company structure.
3.	The Digital Entertainment segment comprises the previous Computer & Video Games segment, Toy & Hobby segment, Amusement segment, the online business taken over from Konami Online, Inc. and the multimedia business taken over from Konami Media Entertainment, Inc. on April 1, 2005.
4.	The Gaming segment was renamed the Gaming & System segment from October 1, 2005.

Business Organization

Business Organization

2. Management Policy

1. Management Policy

We place priority on our following corporate goal: “We aim to be a business group of which people around the globe have high expectations, through creating and providing “valuable time”. Furthermore, our basic management policy is to place priority on our shareholders, to maintain sound relationships with all stakeholders, including shareholders, and to make a wide range of social contributions as a good corporate citizen. We aim to make optimum use of the group’s management resources and maintain these specific management policies: “Adaptation to Global Standards”, “Maintaining Fair Competition” and “Pursuit of High Profits”.

To place priority on the interests of our shareholders, our basic policy is to provide stable dividends to return profits to shareholders. It is our policy to use retained earnings for investments focused on business fields with good future profitability and other prospects to increase our corporate value and as a source for paying dividends in the future.

We are working on maintaining sound relationships with our stakeholders, including investors, end-users, suppliers, employees and the community in general, as well as contributing to society by supporting a wide range of activities that promote education, sports and culture. Pursuant to this basic management policy, through creating and providing “High Quality Life”, we aim to deliver “dreams” and “surprises” for people all over the world.

2. Profit Appropriation Policy

The Company’s basic policy in profit distribution is to provide stable and high dividend payouts to our shareholders and to increase our corporate value. Our policy is to use retained earnings for investments focused on business fields with good future and other prospects to strengthen our growth potential and competitiveness.

Our company plans to amend the articles of incorporation so that “Board of Directors decide the dividend of retained earnings”, pursuant to Article 459 clause 1 of the recently enacted Company Law in the annual shareholders meeting to be held on June 29, 2006.

3. Target Management Performance Measures

The Group always aims to improve profitability by enhancing management efficiency and striving to optimize performance based on three important management indicators: the ratio of operating income to net sales, the ratio of net income to net sales and return on equity.

4. Medium to Long-term Strategies and Objectives

Restructuring of business operations in order to respond to changing market conditions

In the market in which the Konami group operates, regardless of geographic areas or age, the needs of consumers are rapidly diversifying and growing. Also, as the internet environment has improved, online service has become generalized.

As Japan has become an aging society, people have become more focused on their health and the retirement of people in the baby boom generation has created new markets.

These changes in market conditions will make timely management decision making and globalizing of the business, more important that ever. The Konami group has prepared a management base which meets the needs of the market appropriately, by strengthening the management system through group restructuring and shifting to a holding company structure by company separation and by further promoting the globalization of our business.

Group restructuring and shift to a holding company structure by company separation

The merger between Konami Sports Life Corporation (hereafter, referred to as Konami Sports Life) and Konami Sports Corporation (hereafter, referred to as Konami Sports) took place on February 28, 2006, with Konami Sports remaining as the surviving company, and on March 1, 2006, the Company became the sole parent company through a share exchange with the merged Konami Sports. After this share exchange, Konami Sports changed its registered name to Konami Sports & Life Co., Ltd.

On March 31, 2006, Konami Digital Entertainment Co., Ltd. was newly established through a company separation to succeed Konami Corporation’s Digital Entertainment business, and Konami Corporation shifted to a holding company structure.

The major objectives of shifting to a holding company structure are as follows:

(1) Further improvement of management transparency

The Konami Group has been actively working to improve corporate governance and will endeavor to further strengthen group governance through its recent shift to a holding company structure.

We will promote transparency of management by strengthening our group management structure, separating and clarifying the decision-making and supervisory functions of the entire group from the executive function of each business, speeding up the management process, conducting business evaluations, and allocating management resources from the viewpoint of the shareholders.

(2) Creating a speedy and flexible management structure

We will clarify the roles of our “Digital Entertainment Business,” “Health & Fitness Business,” and “Gaming & System Business.” Each group will cultivate creativity and expertise in its fields and cope with the changes in today’s business environment with speed and flexibility. To respond more effectively to rapidly changing market conditions, we will build a system which enables us to participate in new business collaborations and make capital investments in a timely manner.

(3) Building a thorough structure of profit accountability

We will clarify our profit accountability structure by evaluating the profitability of each of our businesses more carefully than before.

The holding company will be responsible for planning the corporate strategy of the entire Group, planning for investment projects, including the allocation of management resources, and checking the status of the businesses executed in each subsidiary. Business subsidiaries will make timely decisions in each business area of the Company and accelerate the management process. The holding company will thus aim to maximize corporate value at the Konami Group level.

3. Business Performance and Cash Flows

1. Business Performance

Overview

Moderate economic recovery was the overall trend in the Japanese economy in the consolidated fiscal year ended March 31, 2006. Corporate performance improved, capital investments increased, and personal consumption rose moderately. There was also healthy recovery in the global economy. Although the EU economy remained stagnant, the U.S economy continued to grow steadily and the China economy maintained solid growth.

With respect to the industries in which we operate, in the entertainment industry, demand for videogame software has grown in step with the spreading popularity of the new-style portable game consoles from Nintendo and Sony, and the online application content business has progressed with further advances in IT technology. In the health industry, demand for fitness clubs among middle-aged and senior consumers, our main target market, is rising as the Japanese population ages, and the market is expected to expand into new service areas such as preventive nursing care and health promotion. Demand in the gaming industry has expanded, as casinos are being legalized in new localities.

Under these circumstances, the Digital Entertainment segment has maintained solid sales. Sales of the WORLD SOCCER Winning Eleven series rose worldwide, especially in Europe, reaching a record high in the number of titles sold. Sales of trading card games also expanded globally, and “e-AMUSEMENT” service products for amusement arcades sold at steadily rising levels. The Company promoted business efficiency by restructuring the group through a merger with a videogame software production company and other realignments. Content was developed on multiple levels, and product lineups were selected and streamlined in various genres. Through these endeavors, operating income rose slightly from the previous year.

In the Health & Fitness segment, we expanded our network of sports facilities and endeavored to further boost the quality of our services by steadily installing our original e-XAX IT health management system, chiefly in the new Konami Sports Clubs. In March 2006 we exhibited fitness machines for institutional use at the world’s largest fitness trade show, Las Vegas, U.S.A. (IHRSA International Health, Racquet & Sports Club Association 2006). These machines attracted a high level of interest among visitors.

In the Gaming & System segment, Konami concluded a sales agreement in October 2005 with Casiloc, Inc., which is under the management of the Quebec provincial government in Canada whereby we provided Casiloc with the Konami Casino Management System. We will continue to promote sales of our system to build a stable profitability base. In March 2006, we received high reviews for our next-generation K2V platform and other products exhibited at the CMAA (The Club Managers’ Association Australia) 2006 game machine exhibits in Sydney, Australia—a major showcase for state-of-art gaming machines from around the world.

As a result, consolidated net revenue for the year ended March 31, 2006 amounted to ¥ 262,137 million (100.6% of the figure for the year ended March 31, 2005), consolidated operating income was ¥ 2,481 million (8.8 % of the figure for the year ended March 31, 2005), consolidated income before tax was ¥ 8,438 million (30.8 % of the figure for the year ended March 31, 2005), and consolidated net income was ¥ 23,008 million (219.4 % of the figure for the year ended March 31, 2005).

The dividend payout for the consolidated fiscal year ended March 31, 2006 is expected to be ¥ 54 per share (the interim dividend payout of ¥ 27 per share and the end-of-term dividend payout of ¥ 27 per share).

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Year ended March 31, 2005	Year ended March 31, 2006	% of previous year
Digital Entertainment	163,671	165,276	101.0
Health & Fitness	79,106	81,209	102.7
Gaming & System	11,643	10,623	91.2
Other, Corporate and Eliminations	6,271	5,029	80.2

Consolidated net revenues	260,691	262,137	100.6

Note:	1.	In response to the reorganization of Digital Entertainment business, we rearranged the classification of financial results for the year ended March 31, 2005.
	2.	Gaming segment renamed to Gaming & System segment from October 1, 2005.

Digital Entertainment

In our Computer & Video Games business, the WORLD SOCCER Winning Eleven series sold well all over the world, with accumulated sales of more than 7 million units since the series’ first release. The high quality of the games and the latest player data explain the strong support of our consumers. Another factor behind the rising sales volumes for the units has been Konami’s decision to start developing products for PlayStation Portable. In addition, music games have gained popularity, mainly in North America, and sales of the PlayStation2 version of Dance Dance Revolution EXTREME 2 have exceeded sales of its predecessor. Well-established series such as Yu-Gi-Oh!, METAL GEAR SOLID, PAWAFURU PUROYAKYU, and GENSOSUIKODEN also achieved solid sales.

In our Toy & Hobby business, we continued to achieve strong sales of the Yu-Gi-Oh! Official Card Game series, a globally expanding series with a particularly strong presence in the Japanese, U.S., and European markets. We also released card games based on the popular animated TV series MALHEAVEN and EYESHIELD21, as well as a new toy series called SAZER X. All of these titles are selling well.

In the Amusement business, we continued to enjoy strong sales of MAH-JONG FIGHT CLUB, a series of titles incorporating the “e-AMUSEMENT” service which brings Konami together with entertainment centers across Japan in a network. We also launched Baseball Heroes, a videogame played with cards carrying images of professional baseball players, and QUIZ MAGIC ACADEMY III, a quiz game that gives players the chance to test their knowledge of trivia against each other. Both received favorable reviews. The music game series continue to be popular with steadily growing sales. Our multiplayer token-operated horse racing games GI-HORSEPARK and GI-TURFWILD3 have also received favorable reviews in the market.

In the online business, we developed an online match-up service for the WORLD SOCCER Winning Eleven series in Japan, Europe, North America, and Asia. We also launched services for Yu-Gi-Oh! ONLINE in Korea in December 2005. Our mobile site in Japan, Konami Net DX, launched and distributed titles already popular in the home and arcade arenas such as PAWAFURU PUROYAKYU and QUIZ MAGIC ACADEMY, and Winning Eleven is now providing services via an independent mobile site.

In the multimedia business we published several guides and released several soundtracks on CD relating to popular videogames, all of which received favorable reviews. We also released a CD album, a DVD album of live concerts music of popular voice actors, and a series of products tied in with our original animated TV program, GOKUJO SEITOKAI.

As a result, consolidated net revenues in the Digital Entertainment segment were ¥ 165,276 million for the year ended March 31, 2006 (101.0% of the figure for the year ended March 31, 2005).

Health & Fitness

In the fitness club management business, we further expanded our network of Konami Sports Clubs through direct managing facilities. We opened nine new facilities, including Honten Nishinomiya (Hyogo), Myoden (Chiba), Fukuoka-Kashii (Fukuoka), Suzuka (Mie), and Asahikawa (Hokkaido), bringing the total number of facilities up to 209 as of the end of March 2006. Konami Sports Club Honten Nishinomiya (Hyogo), which opened in February 2006, is one of the largest sports facilities in Japan with a fifty-meter regulation-size pool, a machine gym equipped with some 100 training machines, an e-XAX IT health management system, and other advanced facilities incorporating the IT technology and know-how of the Konami Group.

In the entrusted management business, we added 30 facilities in public sports centers, including those in Itabashi-ku (Tokyo) and Osaka-shi (Osaka), increasing the number of facilities to 67 as of the end of March 2006. With 34 more facilities to be added in April, we will be entrusted with 101 facilities by May 17, 2006. As more and more people become health conscious in today’s rapidly aging society, we will make our utmost efforts to maximize the accumulated know-how and experiences of the Konami Group in the management of public facilities. Through these efforts, the Konami Group will be helping people in communities everywhere become fitter.

As a new undertaking in the sports facilities business, in July 2005, our Konami Sports Clubs became the first private-sector facilities in Japan to be granted the right to call themselves “JOC Athlete Support Center authorized by The Japanese Olympic Committee.” Konami Sports Clubs are committed to supporting JOC-designated athletes in partnership with JOC. “The First Konami Sports Club Action Soccer Tournament,” acting as Japan’s preliminary tournament leading up to the Action Soccer World Cup (to be held in October 2006), was held in January 2006. This is one of our efforts to promote sports exchanges on a global scale.

As an output of our development activities, we exhibited a range of fitness products for commercial use at the International Home Care & Rehabilitation Exhibition 2005, an event held at Tokyo Big Sight from September 27 through 29, 2005. Our original machine program services developed for an aging society—a program to promote “Healthier, more enjoyable, and more attractive” life— received especially favorable comments. We also exhibited “GROOVE MOTION DDR,” our new proposal for group exercise, and “EZTWISTER,” an innovative muscle and balance training machine, at IHRSA (International Health, Racquet & Sportsclub Association) 2006, the world’s largest fitness trade show (held in Las Vegas, U.S. from March 21 through 23, 2006). Both products attracted a great deal of interest from visitors.

In the area of supplement products, we released EXERDIET and KONAMI SPORTS CLUB BLACKCURRANT, two original Konami supplements, to further expand our product line-up.

As a result, consolidated net revenues in the Health & Fitness segment totaled ¥ 81,209 million for the year ended March 31, 2006 (102.7 % of the figure for the year ended March 31, 2005).

Gaming & System

The construction of our new office building, which is to become the center of our business activities in North America, was completed in June 2005. This is part of our effort to strengthen the Company’s operating base. We have also begun marketing our new K2V platform in the North American and Australian markets to efficiently promote global development. As for the Konami Casino Management System now being marketed on a full scale, in October 2005, we concluded a sales agreement for the System with Casiloc, Inc., a casino operator under the management of Quebec provincial government in Canada, for sales to three Quebec casinos (approximate 6,300 slot machines in total) and also concluded a sales agreement with a casino in Oklahoma that will be a new market for us. Furthermore, we have installed slot machines in profit-sharing agreements that promise to generate steady revenues and lead to more stable management. In Australia we began selling a link progressive jackpot system which won wide acclaim in August at the Australian Gaming Expo 2005, one of the largest events of its kind in Oceania. We have also begun providing knock-down components to Russia. Through these endeavors, we are expanding our presence in both the domestic market and the overseas markets of Europe, Asia, and South America.

As a result, consolidated net revenues in the Gaming & System segment was ¥ 10,623 million for the year ended March 31, 2006 (91.2 % of the figure for the year ended March 31, 2005).

Outlook for Fiscal Year Ending March 31, 2007

Digital Entertainment

In the Digital Entertainment segment, we plan to continue to launch new titles for the popular sports series WORLD SOCCER Winning Eleven, JIKKYOU PAWAFURU PUROYAKYU, and PROYAKYU SPIRITS in anticipation of rising public interest in soccer and baseball this year in Japan. We plan to introduce a strong line-up of products in the European and American markets, including the newest title for the most strongly supported soccer series, Pro Evolution Soccer, music games such as the Dance Dance Revolution series, and animation contents such as the popular Yu-Gi-Oh! series. We also intend to expand our line-up of software products for the popular mobile game consoles and to market software for the next-generation stationary game consoles to be released during the current fiscal year.

In our Toy & Hobby business, we plan to further strengthen the Yu-Gi-Oh! Official Card Game series, a steadily popular line-up of standard products in the domestic, American, and European markets, as well as to release new trading card games in the domestic market. We will work to expand sales size by acquiring new customers through the launch of a new genre of electronic toys such as “OTOIZUMU”, a musical pet born from music, and innovative figurines.

In our Amusement business, we will strive to further expand various products exploiting our “e-AMUSEMENT” services, including the MAH-JONG FIGHT CLUB series. We also plan to launch our newest music games, including Dance Dance Revolution superNOVA, a title received favorably at the AOU 2006 Amusement Expo held in February 2006, and a new departure video game, NOVA USAGI no GAME de RYUGAKU!? , whereby users can learn English in an enjoyable way as though it were a game and GRANDCROSS, an extra-large-scale token-operated pusher-machine game.

In our Online business we plan to strengthen the community gaming features of Tokimeki Memorial ONLINE, a service started from the end of March. We will also enhance our planning for various events and work proactively to put our original content games online. Konami Net DX, our mobile site in Japan, will be producing online versions of Konami’s home videogame masterpieces in Konami Masterpiece Series. We will also start providing services for Mobile PAWAFURU PUROYAKYU OFFICIALLY LICENCED 2006 as an independent site, adding actual player data to the database for the already popular PAWAPURO series.

In our Multimedia business we will be concentrating on the production of new animation works such as Fairy Muskteers. We also plan to aggressively develop related products. Also, terrestrial digital broadcasting of Fairy Muskteers is scheduled to start this summer.

In our Digital Entertainment segment consisting of these five businesses, we are promoting cross-use of the contents. From April 2006, we developed line-ups of the popular WORLD SOCCER Winning Eleven series in multiple directions—producing games for institutional videogame machines in amusement arcades in addition to those for home video software, distributing services for mobile phones, and selling the specialized magazines and music CDs with recorded theme songs. We intend to promote these undertakings in the future to strengthen our profitability structure.

Health & Fitness

As for our directly managed facilities in our fitness club management business, we will strive to offer safe, clean, and comfortable facilities which provide wide-ranging services tailored to the diversified needs of customers of all ages, from the viewpoint of the customers themselves. We also aim to manage sports clubs that promote health for people in local communities. In our entrusted management business, we will strive to expand profit-earning opportunities by applying the know-how and experiences of the Konami Group to the entrusted management of public facilities.

In the fitness products business, we intend to adapt to our aging and increasingly health-conscious society by planning, producing, and offering health service products that maintain and improve the health of our customers on the basis of the latest technology and health management know-how resulting from Konami’s many years in the industry.

Konami concluded a business alliance agreement with Resort Solution Co., Ltd. in March 2006. Through this alliance, we plan to provide high-level products and services closely tailored to the needs of our customers. The alliance will allow the joint development of facilities, products, and services with Konami Sports Clubs and the joint use of facilities by members of both companies. In May 2006, we acquired shares of COMBI WELLNESS Corporation and made it a wholly owned subsidiary of the Company. As a result of this, we intend to strengthen our line-up of health-related machine products and further expand our market share.

Gaming & System

In February 2006 we established the Japan branch of Konami Gaming, Inc. (U.S.). The new branch will act as a center of research and development activities for gaming machines in Japan. We plan to expand our business based on two pillars—the sales of slot machines, mainly video and mechanical slot machines, and the sale of casino management systems—by establishing an efficient and strategic development structure globally based on our three centers in the U.S., Australia, and Japan. Casinos are expected to be legalized in expanding geographies in North America, including the State of Pennsylvania and Oklahoma thus expanding the existing market, and the demand for gaming machines in Europe and Southeast Asia is also rising. In anticipation of the expanding demand in the casino market in the future, we will endeavor to enhance our business activities based on the structure of our three centers and by strengthening software production, developing new mechanical reel machines, and improving customer services and training facilities at our new office building in North America.

Regarding our forecast for consolidated results for the year ending March 31, 2007, the consolidated net revenues are expected to be ¥275,000 million, consolidated operating income is expected to be ¥29,000 million, consolidated net income before income taxes is expected to be ¥28,500 million, and consolidated net income is expected to be ¥16,000 million.

Konami operates a hit-business and takes in fluctuating net revenues throughout the year with the continuous introduction of new products. In light of this, we will not disclose our forecast for the six months ending September 30, 2006.

In disclosing quarterly results, we intend to enhance the quality of our disclosure methods and the information disclosed.

2. Cash Flows

Cash flow summary for the year ended March 31, 2006:

	Millions of Yen
	Year ended March 31, 2005	Year ended March 31, 2006	Year-on-year change
Net cash provided by operating activities	¥27,760	¥23,879	¥(3,881)
Net cash used in investing activities	(14,343)	(7,266)	7,077
Net cash used in financing activities	(11,670)	(38,330)	(26,660)
Effect of exchange rate changes on cash and cash equivalents	951	828	(123)
Net increase (decrease) in cash and cash equivalents	2,698	(20,889)	(23,587)
Cash and cash equivalents, end of the period	89,583	68,694	(20,889)

Cash and cash equivalents (hereafter, referred to as “Net cash”) amounted to ¥68,694 million for the year ended March 31, 2006, a decrease of ¥ 20,889 million, or 76.7% of figure for the year ended March 31, 2005.

Cash flow summary for each activity for the year ended March 31, 2006 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥ 23,879 million for the year ended March 31, 2006. (86.0% of figure for the year ended March 31, 2005). This resulted from that net income increased from the period for March 31, 2005, however it includes gain on sales of shares of an affiliated company of ¥ 6,917 million which does not effect operating cash flows, and impairment of long lived assets and intangible fixed assets of ¥ 19,713 million which does not influence the operating cash flow.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥ 7,266 million for the year ended March 31, 2006. (50.7% of figure for the year ended March 31, 2005). This resulted from the proceeds from sales of shares of affiliated companies of ¥ 11,016 million and proceed from sale of property and equipment of ¥2,455 million, offset by the capital expenditures of ¥14,513 million for capital investment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥ 38,330 million yen for the year ended March 31, 2006 (328.4% of for the year ended March 31, 2005). This was primarily due to the redemption of bonds of ¥ 15,000 million, payment of short-term borrowing of ¥ 20,601 million and dividends payments of ¥ 7,025 million.

The trends of cash flow index are as follows:

	Year ended March 31, 2005	Year ended March 31, 2006
Equity-assets ratio (%)	34.8	54.1
Equity-assets ratio at fair value (%)	93.4	134.4
Years of debt redemption (years)	2.8	2.6
Interest coverage ratio	28.6	21.0

Equity-assets ratio: Shareholders’ equity / Total assets

Equity-assets ratio at fair value: Total stockholders’ equity at fair value / Total assets

Years of debt redemption: Interest-bearing debt / Cash flows from operating activities

Interest coverage ratio: Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
2.	Cash flows from operating activities are from the consolidated cash flow statement.
3.	Interest-bearing debt covers all liabilities with interest in the consolidated balance sheet.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934) about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

4. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2005		March 31, 2006		March 31, 2006
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥89,583		¥68,694		$584,779
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥604 millions and ¥541millions ($4,605 thousands) at March 31, 2005 and March 31, 2006, respectively	33,577		32,294		274,913
Inventories	15,488		20,109		171,184
Deferred income taxes, net	18,392		16,510		140,547
Prepaid expenses and other current assets	4,898		6,720		57,206

Total current assets	161,938	53.2	144,327	47.7	1,228,629

PROPERTY AND EQUIPMENT, net	46,595	15.3	42,452	14.0	361,386

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	165		572		4,869
Investments in affiliates	5,184		6,050		51,503
Identifiable intangible assets	45,991		38,575		328,382
Goodwill	849		22,102		188,150
Lease deposits	24,216		25,277		215,178
Other assets	19,383		20,103		171,133
Deferred Tax assets	—		3,179		27,062

Total investments and other assets	95,788	31.5	115,858	38.3	986,277

TOTAL ASSETS	¥304,321	100.0	¥302,637	100.0	$2,576,292

See accompanying notes to consolidated financial statements

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2005		March 31, 2006		March 31, 2006
		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥8,582		¥958		$8,155
Current portion of long-term debt and capital lease obligations	16,727		24,492		208,496
Trade notes and accounts payable	16,134		19,357		164,782
Accrued income taxes	28,372		7,487		63,735
Accrued expenses	19,875		16,323		138,955
Deferred revenue	5,396		5,353		45,569
Other current liabilities	4,741		7,254		61,753

Total current liabilities	99,827	32.8	81,224	26.9	691,445
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	52,780		35,631		303,320
Accrued pension and severance costs	2,344		2,658		22,627
Deferred income taxes, net	16,147		11,924		101,507
Other long-term liabilities	1,879		5,264		44,811

Total long-term liabilities	73,150	24.0	55,477	18.3	472,265

TOTAL LIABILITIES	172,977	56.8	136,701	45.2	1,163,710

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	25,487	8.4	2,121	0.7	18,056

SHAREHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2005 and 143,555,786 shares at March 31, 2006, respectively	47,399	15.6	47,399	15.7	403,499
Additional paid-in capital	46,736	15.4	77,110	25.5	656,423
Legal reserve	—	—	284	0.1	2,417
Retained earnings	37,776	12.4	53,756	17.7	457,615
Accumulated other comprehensive income	2,217	0.7	3,957	1.3	33,685

Total	134,128	44.1	182,506	60.3	1,553,639
Treasury stock, at cost- 6,403,439 shares and 9,256,155 shares at March 31, 2005 and March 31, 2006, respectively	(28,271)	(9.3)	(18,691)	(6.2)	(159,113)

Total shareholders’ equity	105,857	34.8	163,815	54.1	1,394,526

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	¥304,321	100.0	¥302,637	100.0	$2,576,292

See accompanying notes to consolidated financial statements

5. Consolidated Statements of Operations (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Year ended March 31,				Year ended March 31,
	2005		2006		2006
		%		%
NET REVENUES:
Product sales revenue	¥183,030		¥186,875		$1,590,832
Service revenue	77,661		75,262		640,691

Total net revenues	260,691	100.0	262,137	100.0	2,231,523

COSTS AND EXPENSES:
Costs of products sold	114,547		112,613		958,653
Costs of services rendered	65,816		72,131		614,038
Costs of impairment of long-lived assets	—		10,533		89,665
Costs of impairment of intangible assets	—		9,180		78,148
Selling, general and administrative	52,192		55,199		469,899

Total costs and expenses	232,555	89.2	259,656	99.1	2,210,403

Operating income	28,136	10.8	2,481	0.9	21,120

OTHER INCOME (EXPENSES):
Interest income	518		716		6,095
Interest expense	(971)		(1,137)		(9,679)
Gain on sale of shares of affiliated companies	563		6,917		58,883
Other, net	(804)		(539)		(4,588)

Other income (expenses), net	(694)	(0.3)	5,957	2.3	50,711

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	27,442	10.5	8,438	3.2	71,831
INCOME TAXES:
Total	7,902	3.0	(10,270)	(3.9)	(87,427)
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	19,540	7.5	18,708	7.1	159,258
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	2,761	1.1	(4,267)	(1.7)	(36,324)
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(6,293)	(2.4)	33	0.0	281

NET INCOME	¥10,486	4.0	¥23,008	8.8	$195,863

PER SHARE DATA:	Yen		U.S. Dollars
	Year ended March 31,		Year ended March 31,
	2005	2006	2006
Basic net income per share	¥87.41	¥175.86	$1.49
Diluted net income per share	87.41	175.80	1.49

Weighted-average common shares outstanding	119,970,052	130,835,422

See accompanying notes to consolidated financial statements

6. Consolidated Statements of Shareholders’ Equity (Unaudited)

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2004	¥47,399	¥46,736	—	¥33,779	¥(119)	¥(25,666)	¥102,129
Net Income				10,486			10,486
Cash dividends, ¥ 54.0 per Share				(6,489)			(6,489)
Foreign currency translation adjustments					2,285		2,285
Net unrealized gains on available-for-sale securities					(20)		(20)
Minimum pension liability adjustment					71		71
Repurchase of treasury stock						(2,605)	(2,605)

Balance at March 31, 2005	¥47,399	¥46,736	—	¥37,776	¥2,217	¥(28,271)	¥105,857
New share issued due to merger with subsidiaries and stock exchange		33,095					33,095
Decrease due to disposal of treasury stock		(2,818)					(2,818)
Increase due to issuance of stock options		97					97
Transfer from Retained Earnings			284				284
Net income				23,008			23,008
Cash dividends, ¥ 54.0 per Share				(6,744)			(6,744)
Transfer to Legal Reserve				(284)			(284)
Foreign currency translation adjustments					1,888		1,888
Net unrealized gains on available-for-sale securities					(132)		(132)
Minimum pension liability adjustment					(16)		(16)
Acquisition of treasury stock						(71)	(71)
Use of treasury stock for merger						18,064	18,064
Decrease due to execution of stock options						39	39
Parent company stocks acquired by its subsidiaries						(8,452)	(8,452)

Balance at March 31, 2006	¥47,399	¥77,110	¥284	¥53,756	¥3,957	¥(18,691)	¥163,815

See accompanying notes to consolidated financial statements

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2005	$403,499	$397,855	—	$321,580	$18,873	$(240,666)	$901,141
New share issued due to merger with subsidiaries and stock exchange		281,731					281,731
Decrease due to disposal of treasury stock		(23,989)					(23,989)
Increase due to issuance of stock options		826					826
Transfer from Retained Earnings			2,417				2,417
Net income				195,863			195,863
Cash dividends, $ 0.46 per share				(57,410)			(57,410)
Transfer to Legal Reserve				(2,418)			(2,418)
Foreign currency translation adjustments					16,072		16,072
Net unrealized gains on available-for-sale securities					(1,124)		(1,124)
Minimum pension liability adjustment					(136)		(136)
Acquisition of treasury stock						(604)	(604)
Use of treasury stock for merger						153,775	153,775
Decrease due to execution of stock options						332	332
Parent company stocks owned by its subsidiaries						(71,950)	(71,950)

Balance at March 31, 2006	$403,499	$656,423	$2,417	$457,615	$33,685	$(159,113)	$1,394,526

See accompanying notes to consolidated financial statements

7. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2006
Cash flows from operating activities:
Net income	¥10,486	¥23,008	$195,863
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	10,913	15,219	129,556
Reversal for doubtful receivables	(400)	(10)	(85)
Costs of impairment of long-lived assets	—	10,533	89,665
Costs of impairment of intangible assets	—	9,180	78,148
Loss on sale of Investment securities	46	—	—
Gain on sale of shares of an affiliated company	(563)	(6,917)	(58,883)
Equity in net loss (income) of affiliated companies	6,293	(33)	(281)
Minority interest	2,761	(4,267)	(36,324)
Deferred income taxes	(7,615)	(5,485)	(46,693)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(5,632)	3,422	29,131
Decrease (increase) in inventories	2,949	(949)	(8,079)
Increase in trade notes and accounts payable	352	2,945	25,070
Increase (decrease) in accrued income taxes	4,954	(20,772)	(176,828)
Increase (decrease) in accrued expenses	617	(3,043)	(25,904)
Decrease in deferred revenue	(640)	(43)	(366)
Other, net	3,239	1,091	9,287

Net cash provided by operating activities	27,760	23,879	203,277
Cash flows from investing activities:
Proceeds from sales of shares of affiliated companies	1,407	11,016	93,777
Capital expenditures	(15,818)	(14,513)	(123,546)
Proceeds from sales of property and equipment	696	2,455	20,899
Proceeds from sales of investments in marketable securities	22	—	—
Acquisition of new subsidiaries, net of cash acquired	—	1,433	12,198
Expenditure on acquisition of shares of affiliated companies	—	(5,993)	(51,018)
Decrease (increase) in lease deposits, net	(542)	(697)	(5,933)
Expenditure on acquisition on minority interests	—	(695)	(5,916)
Other, net	(108)	(272)	(2,315)

Net cash used in investing activities	(14,343)	(7,266)	(61,854)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	6,001	(12,551)	(106,844)
Repayments of long-term debt	(1,177)	(1,099)	(9,355)
Principal payments under capital lease obligations	(2,255)	(2,526)	(21,503)
Dividends paid	(7,963)	(7,025)	(59,803)
Purchases of treasury stock by parent company	(2,605)	(48)	(409)
Purchases of treasury stock by subsidiaries	(3,593)	—	—
Redemption of bonds	—	(15,000)	(127,692)
Other, net	(78)	(81)	(690)

Net cash used in financing activities	(11,670)	(38,330)	(326,296)
Effect of exchange rate changes on cash and cash equivalents	951	828	7,049
Net increase in cash and cash equivalents	2,698	(20,889)	(177,824)
Cash and cash equivalents, beginning of the year	86,885	89,583	762,603

Cash and cash equivalents, end of the year	¥89,583	¥68,694	$584,779

See accompanying notes to consolidated financial statements

8. Segment Information (Unaudited)

(1) . Operations in Different Industries

Year ended March 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Million of Yen
Net revenue:
Customers	¥162,797	¥78,843	¥11,641	¥7,410	¥260,691
Intersegment	874	263	2	(1,139)	—

Total	163,671	79,106	11,643	6,271	260,691
Operating expenses	131,018	77,059	10,201	14,277	232,555

Operating income	¥32,653	¥2,047	¥1,442	¥(8,006)	¥28,136

Year ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Million of Yen
Net revenue:
Customers	¥163,624	¥81,117	¥10,621	¥6,775	¥262,137
Intersegment	1,652	92	2	(1,746)	—

Total	165,276	81,209	10,623	5,029	262,137
Operating expenses	131,426	98,268	10,563	19,399	259,656

Operating income	¥33,850	¥(17,059)	¥60	¥(14,370)	¥2,481

Year ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,392,900	$690,534	$90,415	$57,674	$2,231,523
Intersegment	14,063	783	17	(14,863)	—

Total	1,406,963	691,317	90,432	42,811	2,231,523
Operating expenses	1,118,804	836,537	89,921	165,141	2,210,403

Operating income	$288,159	$(145,220)	$511	$(122,330)	$21,120

Notes:	1.	Primary businesses of each segment are as follows:

1. Digital Entertainment:

In accordance with change in the digital entertainment market, the company newly established two areas – online and multimedia in addition to the existing three areas – computer & video games, toy & hobby and amusement.

Computer & Video Games:	Production and sale of home-use video game software
Toy & Hobby:	Production and sale of character related products
Amusement:	Manufacture and sale of amusement arcade games and LCD units for pachinko machines
Online:	Development of online game systems, Administration of online servers, Contents delivery for cellular phones
Multimedia:	Plan, production and sale of packaged commodities relating to music and image, planning, production and sale of books and magazines

3. Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.

2. Gaming:	Manufacture and sale of gaming machines for overseas market

2	In response to the reorganization of Digital Entertainment business, we rearranged the classification of financial results for the year ended March 31, 2006.

3.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

4.	“Corporate” primarily consists of administrative expenses of the Company.

5.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

6.	Intersegment revenues primarily consist of sales of hardware and components from Digital Entertainment Segment to Health & Fitness Segment.

7.	Gaming segment renamed to Gaming & System segment from October 1, 2005.

(2). Operations in Geographic Areas

Year ended March 31, 2005	Japan	Americas	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,566	¥41,480	¥34,878	¥7,767	¥260,691	—	¥260,691
Intersegment	57,123	1,593	450	419	59,585	¥(59,585)	—

Total	233,689	43,073	35,328	8,186	320,276	(59,585)	260,691
Operating expenses	211,500	41,682	32,207	6,684	292,073	(59,518)	232,555

Operating income	¥22,189	¥1,391	¥3,121	¥1,502	¥28,203	¥(67)	¥28,136

Year ended March 31, 2006	Japan	Americas	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥193,108	¥33,797	¥27,387	¥7,845	¥262,137	—	¥262,137
Intersegment	31,488	1,545	902	361	34,296	¥(34,296)	—

Total	224,596	35,342	28,289	8,206	296,433	(34,296)	262,137
Operating expenses	222,559	37,688	27,181	6,895	294,323	(34,667)	259,656

Operating income	¥2,037	¥(2,346)	¥1,108	¥1,311	¥2,110	¥371	¥2,481

Year ended March 31, 2006	Japan	Americas	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,643,892	$287,707	$233,140	$66,784	$2,231,523	—	$2,231,523
Intersegment	268,051	13,153	7,679	3,072	291,955	$(291,955)	—

Total	1,911,943	300,860	240,819	69,856	2,523,478	(291,955)	2,231,523
Operating expenses	1,894,602	320,831	231,387	58,696	2,505,516	(295,113)	2,210,403

Operating income	$17,341	$(19,971)	$9,432	$11,160	$17,962	$3,158	$21,120

Note:	1.	For the purpose of presenting its operations in geographic areas above, Konami and its subsidiaries are based on revenues from external customers to individual countries in each area based on where products are sold and services are provided.

(Subsequent Events)

None

9. Non-consolidated Financial Results

for the Year Ended March 31, 2006

(Prepared in Accordance with Japanese GAAP)

May 17, 2006

KONAMI CORPORATION
Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock Code Number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares Listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone:+81-3-5220-0163)
Date of Board Meeting to approve the financial results:	May 17, 2006
Date of General Shareholders Meeting:	June 29, 2006
Date of dividend payment:	June 30, 2006
Adoption of interim divided system:	Yes
Adoption of unit trading system:	Yes (1 Unit: 100 Shares)

1. Financial Results for the Year Ended March 31, 2006

(1)	Results of Operations

	(Figures truncated)
	Net revenues (millions of yen)	Year-on-year change (%)	Operating income (millions of yen)		Year-on-year change (%)	Ordinary income (millions of yen)	Year-on-year change (%)
Year ended March 31, 2006	¥122,591	(8.6)	¥14,305		235.7	¥19,291	43.5
Year ended March 31, 2005	134,117	(8.5)	4,261		(68.0)	13,447	(20.5)

	Net income (millions of yen)	Year-on-year change (%)	Net income per share (yen)	Diluted net income per share (yen)	Return on equity (%)	Return on total assets (%)	Ratio of ordinary income to net revenues (%)
Year ended March 31, 2006	¥16,572	29.5	¥124.75	¥124.71	12.5	9.9	15.7
Year ended March 31, 2005	12,794	23.2	105.33	—	11.7	7.3	10.0

Notes:

1.	Weighted-average common share outstanding:

Year ended March 31, 2006:	131,089,462 shares
Year ended March 31, 2005:	119,970,052 shares
2.	Change in accounting policies: None
3.	Change (%) of net revenues, operating income, ordinary income and net income represents the increase or decrease ratio in relation with the previous year.

(2) Dividends

	Cash dividends per share			Total dividend payout (millions of yen)	Pay-out ratio (%)	Dividend rate for shareholder’s equity (%)
	Annual (yen)	Interim (yen)	Year-end (yen)
Year ended March 31, 2006	¥54.00	¥27.00	¥27.00	¥7,303	43.3	4.8
Year ended March 31, 2005	54.00	27.00	27.00	6,461	51.3	5.8

(3) Financial Position

	Total assets (millions of yen)	Total shareholders’ equity (millions of yen)	Equity-assets ratio (%)	Total shareholders’ equity per share (yen)
March 31, 2006	¥202,303	¥153,339	75.8	¥1,092.15
March 31, 2005	187,798	111,423	59.3	931.24

Notes:

Number of shares outstanding
March 31, 2006	140,200,828 shares
March 31, 2005	119,481,411 shares
Number of treasury stock
March 31, 2006	3,354,958 shares
March 31, 2005	9,256,155 shares

2. Financial Forecast for the Year Ending March 31, 2007

	Net revenues (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Cash dividends per share
				Interim (yen)	Year-end (yen)	Annual (yen)

Six months ending September 30, 2006				27.00	—	—
Year ending March 31, 2007				—	27.00	54.00

Notes:

Forecast of Net income (loss) per share for the year ending March 31,2007 is Yen

Non-consolidated financial forecast for the year ending March 31, 2007 is not disclosed.

10. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets (Unaudited)

	(Millions of Yen)
	March 31, 2005		March 31, 2006
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥37,121		¥43,980
Trade accounts receivable (Note 2)	18,233		—
Finished products	2,846		—
Raw materials and supplies	719		—
Work in process	2,019		—
Advances (Note 2)	3,862		—
Prepaid expenses	577		45
Deferred tax assets	9,719		891
Short-term loans to subsidiaries	3,192		12,890
Other accounts receivable	1,244		1,192
Other	567		188
Allowance for bad debts	(199)		(18)

Total current assets	79,904	42.5	59,170	29.3

FIXED ASSETS:
Tangible fixed assets (Note 1)
Building improvement	356		37
Structures	1		—
Machinery	0		—
Transportation equipment	3		4
Tools and fixtures	1,596		39
Construction in process	27		—

Total tangible fixed assets	1,986	1.1	81	0.0
Intangible fixed assets
In-house software	5,899		3
In-house software development in progress	5,427		—
Other	5		0

Total intangible fixed assets	11,332	6.0	3	0.0
Investments and other assets
Investment securities	360		952
Investments in subsidiaries and affiliates	87,318		139,628
Long-term loans to subsidiaries	1,496		—
Receivables from customers in bankruptcy proceedings	98		—
Long-term prepaid expenses	61		—
Deferred tax assets	2,380		544
Lease deposits	2,459		1,264
Other	511		658
Allowance for bad debts	(111)		—

Total investments and other assets	94,574	50.4	143,048	70.7

Total fixed assets	107,894	57.5	143,132	70.7

TOTAL ASSETS	¥187,798	100.0	¥202,303	100.0

See accompanying notes to non-consolidated financial statements

	(Millions of Yen)
	March 31, 2005		March 31, 2006
		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade notes payable	¥5,662		¥—
Trade accounts payable (Note 2)	8,589		—
Short-term borrowings	15,000		15,000
Current portion of long-term debt	912		1,992
Other accounts payable (Note 2)	2,443		6,356
Accrued expenses	4,843		128
Income taxes payable	3,245		6,791
Short-term deposits received	136		138
Other	173		243

Total Current liabilities	41,008	21.9	30,651	15.2
LONG-TERM LIABILITIES:
Straight bonds	30,000		15,000
Long-term debt	3,972		1,980
Liability for directors’ retirement benefits	1,354		1,332
Long-term deposits received	41		—

Total long-term liabilities	35,367	18.8	18,312	9.0

Total liabilities	76,375	40.7	48,963	24.2

SHAREHOLDERS’ EQUITY:
Common stock (Note 3)	47,398	25.2	47,398	23.4
Additional paid-in capital	47,106	25.1	43,568	21.6
Legal Reserve	—		283
Retained earnings	45,188	24.1	72,262	35.9
General reserve	29,094		34,094
Unappropriated earned surplus	16,093		38,168
Net unrealized gains on available-for-sale securities	0	0.0	64	0.0

Treasury Stock (Note 5)	(28,271)	(15.1)	(10,238)	(5.1)

Total shareholders’ equity	111,423	59.3	153,339	75.8

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥187,798	100.0	¥202,303	100.0

See accompanying notes to non-consolidated financial statements

(2) Non-consolidated Statements of Operations (Unaudited)

	(Millions of Yen)
	Year ended March 31, 2005		Year ended March 31, 2006
		%		%
Net revenues (Note 1)	¥134,117	100.0	¥122,591	100.0
Cost of revenues (Note 1)	107,121	79.9	75,499	61.6
Finished goods, beginning of year	4,287		2,846
Purchases	19,560		8,935
Cost of goods manufactured	76,514		52,135
Less:
Transfer to other accounts (Note 2)	104		115
Loss on company separation	—		2,481
Finished goods, end of year	2,846		—
Royalty expenses (Note 3)	9,711		14,178

Gross profit	26,995	20.1	47,091	38.4
Selling, general and administrative expenses (Note 4, 5)	22,733	16.9	32,786	26.7

Operating income	4,261	3.2	14,305	11.7
Non-operating income	9,838	7.3	5,679	4.6
Interest income	64		56
Dividend income (Note 1)	9,418		5,360
Foreign exchange gains	245		139
Other	109		122
Non-operating expenses	652	0.5	693	0.6
Interest expenses	153		64
Bond interest expenses	400		346
Other	98		282

Ordinary income	13,447	10.0	19,291	15.7
Extraordinary income	1,722	1.3	5,707	4.7
Gain on sales of shares of affiliated companies	703		5,555
Gain on reversal of allowance for doubtful accounts	—		151
Gain on reversal of allowance for loss incurred by subsidiaries	1,019		—
Extraordinary losses	67	0.1	247	0.2
Loss on sale and disposal of fixed assets (Note6)	67		247

Income before income taxes	15,102	11.2	24,751	20.2
Income taxes	2,308	1.7	8,178	6.7
Current	4,410		8,803
Deferred	(2,102)		(625)

Net income	12,794	9.5	16,572	13.5
Unappropriated earned surplus carried forward	6,534		7,710
Transfer from legal reserve	—		17,402
Interim cash dividends	3,235		3,518

Unappropriated earned surplus	¥16,093		¥38,168

See accompanying notes to non-consolidated financial statements

Statement of Cost of Goods Manufactured (Unaudited)

	(Millions of Yen)
	Year ended March 31, 2005		Year ended March 31, 2006
		%		%
1 Material cost	¥49,811	65.6	¥25,916	45.8
2 Contract processing cost	1,222	1.6	1,308	2.3
3 Labor cost	628	0.8	636	1.1
4 Overhead cost (Note 2)	1,340	1.8	2,133	3.8
5 Production cost (Note 3)	22,940	30.2	26,627	47.0

Total manufacturing cost for the year	75,944	100.0	56,623	100.0
Work in process, beginning of year	2,597		2,019
Less:
Loss on company separation	—		6,499
Work in process, end of year	2,019		—
Transfer to other accounts	8		7

Cost of goods manufactured	¥76,514		¥52,135

Notes:

1.	Process costing is applied to calculate cost of products other than production cost which is calculated by job-order costing.

2.	Major portion of overhead cost is follows:

	(Millions of Yen)
	Year ended March 31, 2005	Year ended March 31, 2006
Depreciation expense	¥412	¥375
External service fee	131	16
Supplies expense	75	50

3.	Major portion of production cost consists of the following:

	(Millions of Yen)
	Year ended March 31, 2005	Year ended March 31, 2006
Personnel expense	¥2,917	¥11,786
Depreciation expense	260	903
Contract production expense	16,122	5,808
Other	3,640	8,129

Total	¥22,940	¥26,627

(3) Proposed Appropriation Plan of Earned Surplus (Unaudited)

	(Millions of Yen)
	Year ended March 31, 2005	Year ended March 31, 2006
Unappropriated earned surplus at year-end	¥16,093	¥38,168
Appropriations
Cash dividends	3,225	3,785
Directors’ bonuses	157	220
(General reserve)	5,000	18,000

Unappropriated earned surplus carried forward	¥7,710	¥16,162

Basis of Presentation

The accompanying non-consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Japan.

Summary of Significant Accounting Policies

1.	Marketable and Investment Securities

Investments in subsidiaries and affiliated companies and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. Unrealized gains and losses on those securities are reported in the stockholders’ equity and the cost of securities sold is determined by the moving average method.

2.	Derivative Financial Instruments

Derivative financial instruments are stated at market value.

3.	Inventories

Inventories other than work in process are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

4.	Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method while intangible fixed assets and long term prepaid expenses are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

5.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the current exchange rates as of the balance sheet date, and the translation gains and losses are credited or charged to income.

6.	Provisions

(a)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(b)	Allowance for employees’ retirement benefits (Prepaid pension expense)

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end.

Unrecognized net transition asset or obligation is amortized over 13 years.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 8 years on a straight-line basis.

(c)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability.

7.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

8.	Other significant matters

Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

Change in Accounting Method

1.	Accounting Standard for Impairment losses on Fixed Assets

Effective from the fiscal year 2005, the Company adopted “Accounting Standard on Impairment losses on Fixed Assets” (Opinion Statement for Impairment losses on Fixed Assets, which was issued by Accounting Standards Board of Japan on August 9, 2002) and “Implementation Guidance for Accounting Standards for Impairment losses on Fixed Assets” (Financial Accounting Standards Implementation Guidance No.6 on October 31, 2003). The effect of adoption was none to the Company’s net income.

2.	Accounting Standard for Retirement Benefits

Effective from the fiscal year 2005, the Company adopted “Revised Accounting Standards for Retirement Benefits” (Financial Accounting Standards No.3 on March 16, 2005) and “Implementation Guidance for Accounting Standards for revised Accounting Standards for Retirement Benefits” (Financial Accounting Standards Implementation Guidance No.7 on March 16, 2005). The effect of adoption on the Company’s net income was immaterial.

Notes to Non-consolidated Financial Statements

Notes to Non-consolidated Balance Sheets

1.	Accumulated depreciation of tangible fixed assets is as follows:

	(Millions of Yen)
	March 31, 2005	March 31, 2006
Accumulated depreciation of tangible fixed assets	¥3,949	¥204

2.	Assets and liabilities to subsidiaries and affiliated companies other than the separately stated accounts are as follows:

	(Millions of Yen)
	March 31, 2005	March 31, 2006
Trade accounts receivable	¥17,958	—
Advances	3,852	—
Trade accounts payable	3,575	—
Account payable	—	¥5,961

3.	Number of shares at year-end is as follows:

	(Thousands of shares)
	March 31, 2005	March 31, 2006
Shares authorized	450,000	450,000
Shares issued and outstanding	128,737	143,555

4.	The Company guarantees subsidiaries’ loans payable to financial institutions as follows:

	(Millions of Yen)
	March 31, 2005	March 31, 2006
Konami Gaming, Inc.	—	¥352
		(3,000 thousands dollars	)

Total	—	¥352

5.	The Company holds 9,256,155 shares and 3,354,958 shares of the treasury stock at the year ended at March 31, 2005 and 2006, respectively.

6.	Increased Net Assets evaluated in fair market value based on Article 124-3 of the Commercial Code of Japan. 0 million yen and 64 million yen at the year ended at March 31, 2005 and 2006, respectively.

7.	Increased number of shares issued

	Merger	Share exchange
Issuance date	April 1, 2005	March 1, 2006
Number of shares	10,794,142	4,024,078
Issued amount	—	—
Amount transferred to be capital	—	—

Notes to Non-consolidated Statements of Operations

1.	Non-consolidated statements of operations include inter-company transactions as follows:

	(Millions of Yen)
	Year ended March 31, 2005	Year ended March 31, 2006
Net sales	¥133,209	¥68,562
Purchases	23,399	3,406
Dividend income	9,412	5,354

2.	Transfer to other accounts represents the transfer of ¥ 104 millions and ¥ 115 millions to selling, general and administrative expenses for the year ended March 31, 2005 and 2006, respectively.

3.	Royalty expenses consist of the royalties paid in relation to manufacturing and sales activities by Digital Entertainment business segment.

4.	Major portion of selling, general and administrative expenses consists of the following:

	(Millions of Yen)
	Year ended March 31, 2005	Year ended March 31, 2006
Advertising expenses	¥7,362	¥7,548
Selling expenses	754	2,206
Salary expenses	3,037	3,746
Depreciation expense	1,183	4,965
Rental expenses	3,231	3,597
External service fee	3,370	5,011

Selling expenses portion	36.0%	37.6%
General and administrative expenses portion	64.0	62.4

5.	General and administrative expenses include research and development expenses of ¥ 486 millions and ¥ 1,191 millions for the year ended March 31, 2005 and 2006, respectively.

6.	Loss on sale and disposal of fixed assets consists of the following:

	(Millions of Yen)
	Year ended March 31, 2005	Year ended March 31, 2006
Disposal of structures	—	22
Sales and disposal of tools and fixtures	28	124
Disposal of software	38	100

Total	¥67	¥247

Leases

Finance leases other than those deemed to transfer ownership of leased property to the lessee:

1.	Acquisition cost, accumulated depreciation, accumulated impairment and ending balance of leased assets

	(Millions of Yen)
	March 31, 2005			March 31, 2006
	Acquisition cost	Accumulated depreciation	Ending balance	Acquisition cost	Accumulated depreciation	Ending balance
Software	¥10	¥4	¥6	—	—	—
Tools and fixtures	772	419	353	¥70	¥51	¥19

Total	¥782	¥423	¥359	¥70	¥51	¥19

2.	Obligations under finance leases

	(Millions of Yen)
	March 31, 2005	March 31, 2006
Due within one year	¥166	¥9
Due after one year	209	10

Total	¥375	¥20

3.	Lease payments, reversal of impairment on lease assets, depreciation expense, interest expense and impairment loss

	(Millions of Yen)
	Year ended March 31, 2005	Year ended March 31, 2006
Lease payments	¥211	¥15
Depreciation expense	202	14
Interest expense	6	0

4.	Depreciation expense is computed according to the straight-line method with lease term as useful life and salvage value of zero.

5.	Interest expense is defined as the difference between total lease payment and acquisition cost, and allocated using the effective interest method to each period.

Impairment

There is no impairment loss allocated to lease assets.

Investments in Subsidiaries and Affiliated Companies

Investments in subsidiaries and affiliated companies as of each balance sheet date are as follows:

	(Millions of Yen)
	March 31, 2005			March 31, 2006
	Balance sheet amount	Market value	Differences	Balance sheet amount	Market value	Differences
Investments in subsidiaries	¥1,312	¥49,991	¥48,679	¥8,167	¥7,728	¥(438)
Investments in affiliated companies	12,194	14,756	2,562	5,993	6,593	600

Total	¥13,506	¥64,748	¥51,241	¥14,160	¥14,322	¥161

Income Taxes

1.	Major portion of deferred tax assets and deferred tax liabilities consists of the following:

	(Millions of Yen)
	March 31, 2005	March 31, 2006
Deferred tax assets:
Liability for director’s retirement benefits	¥551	¥542
Allowance for loss incurred by subsidiaries	167	—
Accrued expenses	2,560	891
Inventories	6,959	—
In-house software development	1,443	—
Property & Equipment basis differences	—	10
Other	731	45

Sub total	12,412	1,490
Less: Valuation allowance	(301)	(9)

Total deferred tax assets	¥12,111	¥1,480
Deferred tax liabilities:
Net unrealized losses on available–for-sale securities	—	(44)
Other	(11)	—

Total deferred tax liabilities	¥(11)	¥(44)

Deferred tax assets - net	¥12,099	¥1,436

2.	A reconciliation between the normal effective statutory tax rate and the actual effective tax rate was omitted for the year ended March 31, 2005 and reflected in the accompanying non-consolidated statements of operations for the year ended March 31, 2006 as follows:

	Year ended March 31, 2005	Year ended March 31, 2006
Normal effective statutory tax rate	40.7%	40.7%
Permanently non-deductible expenses mainly
Entertainment expenses	0.8	0.2
Permanently non-taxable income mainly
Dividend income	(8.7)	(6.0)
Per capital portion of inhabitants taxes	0.1	0.2
IT investment tax reduction	(5.4)	(3.3)
Tax credit	(11.3)	(1.2)
Valuation Allowance	(2.8)	(1.2)
Other - net	1.9	3.6

Actual effective tax rate	15.3%	33.0%

(Subsequent Events)

None

11. Changes in Board of Directors

None